August 10, 2012

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Altra Holdings, Inc.

Form 10-K

Filed February 24, 2012

File No. 1-33209

Dear Mr. O’Brien:

This letter responds to the comments raised in your letter dated June 21, 2012 regarding your review of the Form 10-K for Fiscal Year Ended December 31, 2011 (the “Form 10-K”) of Altra Holdings, Inc. (“we” or the “Company”). We have repeated your comments 1 through 8 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.

Item 1. Critical Accounting Policies, page 35

1.	Comment: We note your critical accounting policy related to goodwill beginning on page 36. Please address the following:

•

Please tell us and revise future filings to disclose the number of reporting units you have. If your reporting units are the same as your six operating segments, please revise future filings to so state. We note you previously identified 21 reporting units, in your letter dated June 30, 2009. Refer to ASC 350-20-35-33 through 35-37.

•

We note your statement on page 36 that each of your operating segments “are expected to have similar long-term average gross profit margins.” Please provide us with net sales, gross profit, gross profit margins, and your segment profit measure and margin, for each of the six operating segments for each of the three years ended December 31, 2011 and the three-month periods ended March 31, 2012 and 2011.

•

On page 37, you state that if the excess of the estimated fair value of an operating segment over its net book value is less than $1.0 million, the operating segment could be required to perform a step two goodwill impairment analysis to determine what amount of goodwill is potentially impaired. In your letter dated July 30, 2009, in response to comment 3 of our letter July 16, 2009, you told us that “reporting units that have estimated fair values within $1 million of the carrying value could be required to perform an interim goodwill impairment assessment if the estimated profitability decreased 10%.” Please revise future filings to put the $1.0 million “threshold” in context, i.e., to indicate that the second step of the test may be required if estimated profitability, sales, etc. were to decrease by some percentage.

Response: In response to question 1, bullet one, we advise the staff that our six reporting units are the same as our six operating segments and, in applicable future filings beginning with our June 30, 2012, Form 10-Q, we will enhance our discussion of the number of reporting units to so state.

In response to question 1, bullet two, we have attached, as Appendix A, total sales, gross profit, gross profit margin and recurring operating income (without corporate allocations), our segment performance measure, for the years ended December 31, 2009 through 2011 and the quarters ended April 2, 2011 and March 31, 2012.

We further advise the staff, as disclosed in our June 30, 2012 Form 10-Q, that our chief operating decision maker is currently re-evaluating how the Company’s business is organized, how financial information is reviewed and, as a result, how many operating segments the Company will have. This re-evaluation is driven by a number of factors that have occurred within our Company over the past three years including, without limitation, the following:

•	The 2009 - 2010 restructuring plan that impacted certain of our businesses;

•	The acquisition of substantially all of the assets and liabilities of Danfoss Bauer GmbH relating to its gear motor business (“Bauer”) in May 2011 to compliment our current gearing product line;

•	The acquisition of 85% of Lamiflex do Brasil Equipamentos Industriais Ltda. (“Lamiflex”) in July 2012 to compliment our current couplings product line;

•	The reorganization and consolidation of our Overrunning Clutch Brake and Heavy Duty Clutch Brake platforms in July 2012;

•	European restructuring efforts in response to the current European economic downturn; and

•	Our ongoing global ERP system implementation.

At present, this re-evaluation is not complete. In the event this re-evaluation results in a change in the number of our operating segments, we will modify our disclosure in future filings accordingly.

In response to question 1, bullet three, we advise the staff that in applicable future filings, we will enhance our discussion of our goodwill impairment analysis as follows:

We review the difference between the estimated fair value and net book value of each reporting unit. If the excess is less than $1.0 million, the reporting unit could be required to perform a step two goodwill impairment analysis in future periods, if the estimated profitability decreased by 10% when compared to our forecasts. As of December 31, 2011, each of our reporting units had estimated fair values that were at least $1.0 million greater than the net book value.

Item 2. Liquidity and Capital Resources, page 42

Net Cash, page 44

2.

Comment: Regarding your operating cash flows for 2011 and 2010, you state only that operating activities provided the primary source of funds for the year. You do not discuss the significant components of your cash flows provided by (used in) operating activities for the periods presented. Please significantly revise future filings, beginning with your June 30, 2012 Form 10-Q, to do so. We note the limited discussion on page 31 of the March 31, 2012 Form 10-Q. Refer to Item 303(a)(1) of Regulation S-K. Please also revise future filings to discuss cash flows for all periods presented. In this regard, you have not included an analysis of 2009 cash flows.

Response: We advise the staff that in applicable future filings beginning with our June 30, 2012, Form 10-Q, we will expand our discussion of liquidity and capital resources to discuss the significant components of our cash flow provided by (used in) operating activities, which includes discussion of the impact of changes in current assets and liabilities on cash flows, for all periods presented. Typical reasons for the fluctuation of certain current assets and liabilities such as accounts receivable, inventory, and accounts payable relate to timing of cash payments, seasonality of inventory balances, and ERP conversions as our company transfers to SAP. Beginning with our June 30, 2012 Form 10-Q, we intend to expand our discussion of liquidity and capital resources on page 35 as follows:

The following is a summary of our cash balances and cash flows (in thousands) as of and for the year to date periods ended June 30,

	2012	2011

Cash flows from operating activities	$24,299	$7,155
Cash flows from investing activities	(16,906)	(69,705)
Cash flows from financing activities	(3,963)	78,634

Cash and cash equivalents at the end of the period	$95,235	$90,487

The primary sources of funds provided by operating activities of $24.3 million for the year to date period ended June 30, 2012 resulted from cash provided from net income of $21.1 million. The net impact of the add-back of non-cash depreciation, amortization, stock-based compensation, accretion of debt discount, deferred financing costs, and non-cash loss on foreign currency was $17.4 million. This amount was offset by a net increase in current assets and liabilities of $14.2 million. The net increase in current assets and liabilities was primarily related to an increase in accounts receivable due to the acquisition of Bauer in May 2011. Due to the focus on the integration of Bauer, and the inclusion of an additional $18.4 million of accounts receivables, the cash collection of those receivables was not as timely as it has been since. Inventory balances have decreased due to our focus on inventory reductions at certain of our locations. While a variety of factors can influence our ability to project future cash flow, we expect to see positive cash flows from operating activities during the remainder of 2012.

The change in net cash used in investing activities was primarily due to the acquisition of Bauer in May 2011. The increase in capital expenditures relates to additional expenditures for our implementation of SAP of $3.0 million as well as to fund our plant construction in ChangZhou, China of $3.2 million. We expect to incur between $13.3 million and $18.3 million of additional capital expenses in 2012 related to our construction project in ChangZhou, continued implementation of our ERP system, and purchases of machinery and equipment for production expansion and maintenance of our current manufacturing facilities.

The change in net cash (used in) provided by financing activities was primarily due to the issuance of $85.0 million of Convertible Notes in 2011. The cash used in financing activities in the year to date period ended June 30, 2012 was used to redeem $3.0 million in variable rate demand revenue bonds related to our San Marcos facility, as well as payments of capital lease obligations of $0.2 million, $0.7 million of payments on mortgages, and $0.1 million for shares repurchased in lieu of tax withholdings.

We intend to use our remaining existing cash and cash equivalents and cash flow from operations to provide for our working capital needs, to fund potential future acquisitions, debt service, and capital expenditures, for pension funding, to repay our debt, and to pay dividends to our stockholders. In July of 2012, we redeemed $21.0 million of Senior Secured Notes. We believe our future operating cash flows will be sufficient to meet our future operating and investing cash needs. Furthermore, the existing cash balances and the availability of additional borrowings under our Revolving Credit Agreement provide additional potential sources of liquidity should they be required.

3.	Comment: In future filings, beginning with your June 30, 2012 Form 10-Q, please analyze the changes in cash flows from operating, investing and financing activities from the year ago period. The discussion on pages 31-32 of the March 31, 2012 Form 10-Q does not identify the causes of the respective changes within each category of cash flows.

Response: We advise the staff the in applicable future filings, beginning with our June 30, 2012, Form 10-Q, we will include discussion of the changes in cash flows from operating, investing and financing activities from the year ago period. Please refer to our response in #2 above for applicable language which will be presented in our June 30, 2012, Form 10-Q.

4.	Comment: We note the following regarding your trade receivables and inventories:

•	Inventories increased 43% and trade receivables increased 36% during 2011, compared to an increase in net sales of 30%.

•

The apparent buildup in trade receivables adversely impacted your March 31, 2012 operating cash flow deficit and December 31, 2011 operating cash flow surplus. The buildup in inventories adversely impacted your December 31, 2011 operating cash flow surplus.

•	The percentage of receivables to quarterly revenues increased from 55% at April 2, 2011 to 57% at March 31, 2012.

•	The percentage of inventories to cost of sales increased from 83% at April 2, 2011 to 94% at March 31, 2012.

•	The impact of the Bauer acquisition is not quantified.

Therefore, in future filings, please quantify days sales outstanding and inventory turnover, or other similar monitoring measures you may use, and discuss material variances therein. Also, explain to us and disclose in future filings why the inventories ratio increased and the extent to which the Bauer acquisition impacted the receivables and inventories ratio.

Response: We advise the staff that, as a liquidity measure, we monitor changes in our current assets and current liabilities balances, as they relate to our current operations. In applicable future filings, we will expand our discussion of liquidity and capital resources to discuss the significant components of changes in current assets and liabilities, for all periods presented. Typical reasons for the fluctuation of certain current assets and liabilities such as accounts receivable, inventory, and accounts payable relate to timing of cash payments and receipts, seasonality of inventory balances, and ERP conversions as our company transitions to SAP.

We will provide further explanations in applicable future filings for changes in our sales or cost of goods sold balances which are not in line with our changes in accounts receivable or inventory and will discuss the impact of past and future acquisitions on our current assets and liabilities as well as other monitoring measures used by management. If we exclude Bauer from our change in inventory in our statement of cash flows, the change in inventory is not impacted. The decrease in inventory in the year to date period ended June 30, 2012 is due to the inventory reduction efforts at our Altra businesses excluding recent acquisitions. Please see our updated disclosure in our response to staff comment #2 related to the impact of Bauer as it relates to the change in our accounts receivable balance.

Item 3. Commitments and Contingencies, page 76

5.	Comment: We note your disclosure that you cannot estimate the likelihood or potential amount of the liability related to your product liability proceedings and as such, no amounts have been accrued for any potential losses. It appears that the foregoing statement means that it is reasonably possible that you may be liable for amounts that could have a material adverse effect on your consolidated financial statements. Please confirm to us and revise future filings to so state. Please also (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures to be included in your next periodic report in your response.

Response: We advise the Staff that as of December 31, 2011, we determined that the reasonably possible range of losses in excess of amounts already accrued was not material. In response to the Staff’s comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2012, if there is no change in fact or law, we will replace the first paragraph of Note 14 with the following:

The Company is involved in various pending legal proceedings arising out of the ordinary course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims, and workers’ compensation claims. None of these legal proceedings are expected to have a material adverse effect on the results of operations, cash flows, or financial condition of the Company. With respect to these proceedings, management believes that the Company will prevail, has adequate insurance coverage or has established appropriate reserves to cover potential liabilities. Any costs that management estimates may be paid related to these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adversely to the Company, there could be a material adverse effect on the results of operations, cash flows, or financial condition of the Company. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, we believe that such losses, individually and in the aggregate, will not have a material effect on our consolidated financial statements.

Our estimates regarding potential losses and materiality are based on our judgment and assessment of the claims utilizing currently available information. Although we will continue to reassess our reserves and estimates based on future developments, our objective assessment of the legal merits of such claims may not always be predictive of the outcome and actual results may vary from our current estimates. We will continue to consider the applicable guidance in ASC 450-20, based on the facts known at the time of our future filings, as it relates to legal contingencies, and will adjust our disclosures as may be required under the guidance.

6.	Comment: Please address the above comment as it may relate to the liabilities acquired in connection with the acquisition of Bauer.

Response: We advise the staff that no loss contingencies were identified as part of the purchase of Bauer that were determined to be reasonably probable or estimable. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, we believe that such losses, individually and in the aggregate, will not have a material effect on our consolidated financial statements. We will disclose any future material liabilities as they become reasonably probable and an amount of liability can be reasonably estimated. Please refer to above response for specific language regarding what will be disclosed in future filings.

Item 4. Guarantor Subsidiaries, page 78

7.	Comment: You disclose that the senior notes are fully and unconditionally guaranteed by your domestic subsidiaries. Please tell us and revise future filings to describe any noncustomary conditions under which the guarantors would be released from such guarantees.

Response: We advise the staff that there are no noncustomary conditions that would release the guarantors from their guarantee. If, in future periods, we enter into new debt agreements or modify our current debt agreements to include noncustomary conditions under which the guarantors would be released from such guarantees, we will disclose such conditions in our guarantor footnote.

8.	Comment: We note positive operating cash flows recorded for the Issuer for the years ended December 31, 2011 and 2009, as well as for the quarter ended March 31, 2012 and the quarter ended April 2, 2011, as reported on pages 20-21 of the March 31, 2012 Form 10-Q. It is unclear how the Issuer can generate positive operating cash flows given the absence of any revenue transactions and the absence of operating expenses in 2011. Please advise and provide us a direct method statement of cash flows for 2011 and the first quarter of 2012 for the Issuer. Tell us also whether there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Article 3-10(i)(8) and (9) of Regulation S-X. We may have further comment.

Response: We advise the staff that in the year ended December 31, 2011, the Issuer generated positive operating cash flows. The Issuer generated a net loss due to interest on the third party Senior Secured Notes and Convertible Notes, this was offset by intercompany interest income on intercompany loans receivable from a Guarantor subsidiary. The net loss is offset in the cash flow by non-cash charges related to the amortization of deferred financing costs and accretion of debt discount and the change in the accrued interest.

The cash transactions at the Issuer for the year ended December 31, 2011, were as follows:

•	Cash inflows related to the proceeds from the issuance of our Convertible Notes;

•	Cash outflows related to the Issuer loaning the proceeds from the issuance of the Convertible Notes to a Guarantor subsidiary;

•	Cash outflows to pay interest on the Senior Secured Notes and the Convertible Notes;

•	Cash inflows for the repayment of principle and interest on the intercompany loans from a Guarantor subsidiary;

The cash transactions at the Issuer for the quarter ended March 31, 2012, we as follows:

•	Cash outflows to pay interest on the Senior Secured Notes and the Convertible Notes;

•	Cash inflows for the repayment of interest on the intercompany loans from a Guarantor subsidiary;

There are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Treasurer at (781) 917-0600.

Sincerely,

ALTRA HOLDINGS, INC.

By:	/s/ Christian Storch
Christian Storch
Chief Financial Officer

													APPENDIX A
	2009			2010			2011			Quarter Ended April 2, 2011			Quarter Ended March 31, 2012
	Sales	Gross Profit	Gross Profit %	Sales	Gross Profit	Gross Profit %	Sales	Gross Profit	Gross Profit %	Sales	Gross Profit	Gross Profit %	Sales	Gross Profit	Gross Profit %
Bearings and Engineered Components (“BEC”)	29,912	6,982	23.34%	37,884	10,864	28.68%	35,981	8,406	23.36%	10,181	2,868	28.17%	8,552	2,060	24.09%
Electric Clutch Brake (“ECB”)	148,298	37,213	25.09%	179,513	45,377	25.28%	204,683	49,212	24.04%	59,201	14,535	24.55%	56,169	14,034	24.98%
Engineered Couplings (“Couplings”)	92,919	26,815	28.86%	97,078	34,657	35.70%	117,869	40,077	34.00%	29,823	10,596	35.53%	33,380	10,958	32.83%
Gearings and Belted Drives (“G&BD”)	88,821	20,152	22.69%	111,936	29,834	26.65%	129,156	31,510	24.40%	32,809	8,317	25.35%	35,930	9,605	26.73%
Heavy Duty and Overrunning Clutches Brakes (“HDOCB”)	103,433	31,536	30.49%	107,340	37,926	35.33%	138,007	52,962	38.38%	32,809	12,441	37.92%	36,814	14,423	39.18%
Bauer	—	—	0.00%	—	—	0.00%	66,066	16,862	25.52%	—	—	0.00%	26,830	7,397	27.57%
Total Corporate	361	322		(58)	(4,648)		—	(2,610)		—	(922)		—	(1,804)

Total per above	463,744	123,021		533,692	154,011		691,762	196,418		164,822	47,835		197,674	56,673

Eliminations	(10,898)			(13,530)			(16,950)			(4,975)			(5,289)	—

Total	452,846	123,021		520,162	154,011		674,812	196,418		159,847	47,835		192,385	56,673

	2009			2010			2011			Quarter Ended April 2, 2011			Quarter Ended March 31, 2012
	Sales	Recurring Operating Income - No allocation	Operating Income %	Sales	Recurring Operating Income - No allocation	Operating Income %	Sales	Recurring Operating Income - No allocation	Operating Income %	Sales	Recurring Operating Income - No allocation	Operating Income %	Sales	Recurring Operating Income - No allocation	Operating Income %
Bearings and Engineered Components (“BEC”)	29,912	4,846	16.20%	37,884	8,122	21.44%	35,981	6,232	17.32%	10,181	2,212	21.73%	8,552	1,360	15.90%
Electric Clutch Brake (“ECB”)	148,298	9,707	6.55%	179,513	19,797	11.03%	204,683	19,742	9.65%	59,201	6,821	11.52%	56,169	6,387	11.37%
Engineered Couplings (“Couplings”)	92,641	11,505	12.42%	97,078	16,742	17.25%	117,869	19,909	16.89%	29,823	5,603	18.79%	33,380	5,473	16.40%
Gearings and Belted Drives (“G&BD”)	89,099	8,107	9.10%	111,936	18,603	16.62%	129,156	18,803	14.56%	32,809	5,142	15.67%	35,930	6,295	17.52%
Heavy Duty and Overrunning Clutches Brakes (“HDOCB”)	103,433	15,936	15.41%	107,340	21,726	20.24%	138,007	34,259	24.82%	32,809	7,714	23.51%	36,814	9,109	24.74%
Bauer	—	—		—	—		66,066	1,363	2.06%	—	—	0.00%	26,830	643	2.40%
Total Corporate	361	(15,001)		(58)	(26,372)		—	(24,806)		—	(6,345)		—	(7,429)

Total per above	463,744	35,098		533,692	58,618		691,762	75,501		164,822	21,148		197,674	21,839

Eliminations	(10,898)	—		(13,530)	—		(16,950)	—		(4,975)	—		(5,289)	—

Total	452,846	35,098		520,162	58,618		674,812	75,501		159,847	21,148		192,385	21,839